Senior Management of Hanwha SolarOne Report Purchases of

American Depositary Shares of the Company

SHANGHAI, June 18, 2012 /PRNewswire/ -- Hanwha SolarOne Co., Ltd. ("SolarOne" or the "Company") (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic cells and modules, today announced that three members of the senior management of the Company have reported to the Company that they have recently purchased for their own accounts an aggregate of 301,928 American Depositary Shares (“ADSs”), representing an aggregate equity interest of 0.36%, of the Company. These management members included Ki-Joon HONG, Chairman and Chief Executive Officer; Hee Cheul KIM, director and President; and Dong Kwan KIM, director and Chief Strategy Officer.

Neither the purchasers nor the Company’s directors or officers are required to, or undertake any obligation to, report any future transactions of the Company’s ADSs to the Company or the public except as required by applicable law.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

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For further information, please contact:

Hanwha SolarOne Co., Ltd.

Paul Combs

V.P. of Investor Relations

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

Email: paul.combs@hanwha-solarone.com

Myung Sin Shim

Director Investor Relations

Tel: +86 21 3852 1511 / Mobile: +86 186 0174 7263

Email: Myung.Shim@hanwha-solarone.com

Christensen

Tip Fleming

Tel: +852 9212 0684

Email: tfleming@christensenIR.com

Teal Willingham

Tel: +86 131 2179 3446

Email: twillingham@christensenIR.com

Source: Hanwha SolarOne Co., Ltd.

www.hanwha-solarone.com